Mail Stop 3561

      September 9, 2005

Christopher P. Westad
President and Chief Financial Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, New Jersey 07866

	Re: 	Able Energy, Inc.
Registration Statement on Form S-3
      Filed August 16, 2005
		File No. 333-127573
		Form 10-K for Fiscal Year Ended June 30, 2004
		Filed September 28, 2004
		File No. 1-15035

Dear Mr. Westad:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents By Reference, page 5
1. We note that you did not timely file the Form 8-K filed on April
29, 2005. Therefore, it appears that you are not eligible to use Form S-3 for this offering and should re-file on the appropriate form for which you are eligible. See General Instruction I.A.3 to Form S-
3. In addition, we note that the Form 8-K that you filed on August
25, 2005 was not filed timely.

Recent Developments, page 11
2. To allow investors to better understand the dilutive effect of the convertible debentures, include a chart showing the number of shares issuable under the anti-dilution provisions of the convertible debentures assuming you issue common shares at the current market price, at 75% of the current market price and at 50% of the current market price. Discuss fully the circumstances under which the conversion price would be reduced. Also provide similar disclosure regarding the warrants that have anti-dilution provisions.

Description of Securities, page 27
3. We note that section 4.17 of the Securities Purchase Agreement provides that investors may purchase additional debentures and warrants after the filing of this registration statement. Therefore, it appears that you are continuing to sell securities privately after you have filed a registration statement relating to the same securities. It is inappropriate to register the common shares underlying the securities issued in the July 12, 2005 private placement if the offering of the securities has not been completed.
Please provide us with your analysis as to why the subsequent offering of debentures and warrants does not call into question the validity of the private placement for your entire convertible securities offering. We may have further comment. See Part 3S in the Securities Act Sections of our March 1999 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available at www.sec.gov.
4. Please disclose the material terms of the securities, including the conversion limitation and price adjustment features, described in
Exhibits 10(c) and 10(d).  Please revise.

Selling Security Holders, page 31
5. Please disclose the percentage ownership interest held by each selling security holder before and after the sale of common shares.
Please refer to Item 507 of Regulation S-K.

6. Please identify the persons who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of
March 1999 Supplement to Manual.
7. Tell us if any selling security holders are broker-dealers. If so, please identify them as underwriters.
8. For each selling security holder that is an affiliate of a broker-dealer, disclose if true that:

* The selling security holder purchased the shares in the ordinary course of business, and

* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Alternatively, identify the selling security holder as an underwriter.

Undertakings, page 37
9. Please provide all the applicable undertakings as required by Item
512(a)(1)(ii) of Regulation S-K.

Exhibits
10. Please include the consent of your independent registered public accounting firm.

Form 10-K for the Fiscal Year Ended June 30, 2004
11. We note that you have not replied to our comment letter dated August 24, 2005 on your Form 10-K for the fiscal year ended June 30,
2004. Please note that outstanding comments on your Form 10-K must be cleared before the registration statement may be declared effective.

* * * *	*





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Howard Baik, Attorney-Advisor, at (202) 551-
3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3720 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Gregory Frost, Esq.
	Ferber Frost Chan and Essner, LLP
	Fax:  (212) 944-7630

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Christopher P. Westad
Able Energy, Inc.
September 9, 2005
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